SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                            SCHEDULE 13D

   Under the Securities Exchange Act of 1934 (Amendment No. 03)

                         (Name of Issuer)
 MIRACOR DIAGNOSTICS, INC.
................................................................................

                  (Title of Class of Securities)
 Common Stock, $0.15 par value per share
................................................................................

                           (CUSIP Number)
 60461S104
................................................................................

        (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)
Alan D. Kruse
2082 Salto Dr.
Hacienda Heights, CA 91745
(626) 968-4479

................................................................................

(Date of Event Which Requires Filing of This Statement)

May 5, 2009
................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]



CUSIP No. 60461S104    Schedule 13D      Page 2 of 4 Pages
                       Amendment 3

1.      Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

   Alan D. Kruse..........................................

2.      Check the Appropriate Box if a Member of a Group:
(a)     Not applicable.......................................

(b)     Not applicable.......................................

3.      SEC Use Only ................................................

4.      Source of Funds ...[PF]..............................

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e): .....Not applicable.............

6.      Citizenship or Place of Organization ..USA...................

Number of       7. Sole Voting Power...3,301,470........................
Shares Bene-
ficially owned  8. Shared Voting Power....0..........................
by Reporting    9. Sole Dispositive Power ......3,301,470...............
Person With
     10. Shared Dispositive Power .......0................

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
...3,301,470.............

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
......[  ]................

13.     Percent of Class Represented by Amount in Row (11) 18.64% ......

14.     Type of Reporting Person...[IN]................

Item 1. Security and Issuer

This Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the Reporting Persons on April 17, 2009 (as amended, the "Initial 13D") with respect to the shares of Common Stock, par value $.015 (the "Shares"),issued by Miracor Diagnostics, Inc., (the "Issuer"), is hereby amended to furnish the additional information set forth herein, and to insert the required cover page. It is further amended (Amendment 3, and any subsequent amendment) to disclose any additional transactions or facts considered material. This filing has been amended to disclose material facts per Rule 13d-2.

The address of the principal executive offices of the Issuer is 9191 Towne Centre Drive, Suite 400, San Diego, CA 92122; according to The Issuers most recent filings. The Reporting Person has been unable to contact
The Issuer at the Principle offices, and the Reporting Person has recieved a return mail marked "Undeliverable as Addressed" on the required dessemination under Rule 13d-7.

This statement on Schedule 13D (this "Statement") relates to the common stock, is being filed with respect to Common Stock, $0.15 par value per share
(the "Common Stock") of the Issuer.


Item 2. Identity and Background

This Statement is being filed by Reverend Alan D. Kruse, the inventor of a Probiotic System and Aquaculture Devices. Reverend Kruse has other devices and processes in development in the fields of Biofuels, Water Purification, and Agricultural Production. His address is 2082 Salto Dr., Hacienda Heights, CA 91745. During the five years preceding the filing of this Statement, the "Reporting Person", "Reverend Alan D. Kruse," or alternatively "Mr. Kruse;" has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Reverend Alan D. Kruse is a natural born citizen of the United States of America; born on October 11, 1956 in Mt. Lebanon, Pennsylvania, at St. Clair Memorial Hospital. He was ordained in California by the Universal Life Church in 2004.

CUSIP No. 60461S104           Schedule 13D             Page 3 of 4 Pages
                              Amendment 3

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock referred to in Item 5 (the "Shares") were purchased by Reverend Kruse on the open market. No Shares were purchased with borrowed funds.

Item 4. Purpose of Transaction

Mr. Kruse has purchased the shares with the intent of accessing the capital markets and promoting his invention technology. He currently has no affiliation with the management of the Company. Mr. Kruse is concerned with the valuation of the shares and the current financial condition of the Corporation. While
Mr. Kruse may, in fact seek influence and control of the issuer, no such agreements have been addressed by the major holders or Directors of the company. Mr. Kruse has attempted to contact some of the Directors (as identified in recent filings) with his proposals, however no responses have been recieved.
Mr. Kruse is concerned regarding the absence of current filings for the company.

Mr. Kruse believes that the majority of the shares are held by the public in general. Mr. Kruse is seeking contact with the Board of Directors, if one exists, or a consolidation of the available shares to elect a new Board and pursue new business ventures under the direction of such persons.

The Reporting Person is filing this Statement so that he will be free to pursue a broad variety of activities with respect to the Issuer, including without limitation communicating with management of the Issuer, other shareholders and third parties about the possibility of a sale of the Issuer or all or substantially all of the Issuers assets or business to another company.
Mr. Kruse is researching and considering such combinations as Partnerships, Limited Partnerships, Stockholders Associations, and Corporations as forms of existence, and is open to negotiations with respect to such definitions.

Depending upon, among other things, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer and its businesses, the reaction that the Reporting Person receives in any communications he may have with management, other shareholders and third parties, other investment opportunities available to the Reporting Person and the funds and accounts he manages, conditions in the securities markets, general economic conditions and other factors that the Reporting Person deems relevant, the Reporting Person may from time to time
(i) acquire additional shares of Common Stock or sell shares of Common Stock in the open market, in privately negotiated transactions or otherwise;
(ii) propose a sale or other business combination or extraordinary transaction relating to the Issuer;
(iii) nominate directors or make proposals for consideration at the Issuers annual meeting and solicit proxies in connection therewith;
(iv) propose any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in clauses (a) through (j) of Item 4 of Schedule 13D; or (v) any combination of the foregoing.


There can be no assurance that the Reporting Person will or will not pursue any of the matters set forth above or as to the timing or manner in which he will or will not pursue any of such matters. The Reporting Person reserves the right, at any time and in his sole discretion, to decide to pursue or not to pursue any of such matters.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and corrected as follows.

(a) Prior to April 9, 2009, The Reporting Person owned less than 5% of the outstanding shares of the common stock of the issuer, and was not required to become a Reporting Person. From April 9, 2009 until April 17, 2009, the Reporting Person acquired an additional 1,195,000 shares on the open market requiring the filing of an ownership statement. Between April 23 and May 15, the Reporting Person acquired additional shares listed in item 5(c) and as of Amendment 3 to this 13d filing holds 3,301,470 shares, representing 18.64% of the outstanding Common Shares, based on the current outstanding shares according to the current Transfer Agent.


(b) The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote:                3,301,470
Shared power to vote or direct the vote:                 -0-
Sole power to dispose or direct the disposition:      3,301,470
Shared power to dispose or direct the disposition:       -0-

(c) The following transactions were made by the Reporting Person in the open market during the sixty days prior to this current amended filing.

 04/01/2009    Bought 60,000 MRDG @ 0.0015
 04/02/2009    Bought 69,280 MRDG @ 0.0015
 04/09/2009    Bought 70,000 MRDG @ 0.0021
 04/09/2009    Bought 170,000 MRDG @ 0.0021
 04/09/2009    Bought 135,000 MRDG @ 0.0021
 04/09/2009    Bought 5,000 MRDG @ 0.0020
 04/13/2009    Bought 135,000 MRDG @ 0.0026
 04/14/2009    Bought 30,000 MRDG @ 0.0026
 04/14/2009    Bought 150,000 MRDG @ 0.0025
 04/15/2009    Bought 300,000 MRDG @ 0.0030
 04/15/2009    Bought 100,000 MRDG @ 0.0028
 04/23/2009    Bought 25,000 MRDG @ 0.0031
 04/28/2009    Bought 210,172 MRDG @ 0.0030
 04/28/2009    Bought 225,000 MRDG @ 0.0031
 04/28/2009    Bought 80,000 MRDG @ 0.0033
 04/29/2009    Bought 40,000 MRDG @ 0.0035
 5/04/2009     Bought 186,000 MRDG @ 0.035
 5/5/2009      Bought 550,000 MRDG @ .0040
 5/5/2009      Bought 95,000  MRDG @ .0041
 5/5/2009      Bought 55,000  MRDG @ .0038
 5/6/2009      Bought 45,000  MRDG @ .0025
 5/15/2009     Bought 55,000  MRDG @ .0025


(d) Not applicable.
(e) Not applicable.

CUSIP No. 60461S104          Schedule 13D               Page 4 of 4 Pages
                             Amendment 3

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Not applicable.

Item 7.  Material to be Filed as Exhibits.   N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2009

/s/ Alan D. Kruse

Name:  Alan D. Kruse